BP 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCM Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Embarcadero Center
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Flora Cheung 415/954-8283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Flora Cheung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCM Distributors LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public


JONATHAN G. OCHOCO
Commission # 1655051
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)

Table of Contents



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Managing Member
RCM Distributors LLC:

We have audited the accompanying statement of financial condition of RCM Distributors LLC (the Company) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 20, 2007

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	330,977
Prepaid expenses		4,166
Receivable from affiliates		4,538
Total assets	$	339,681
Liabilities and Member's Capital		
Payable to affiliates	$	136,156
Accrued expenses		19,399
Total liabilities		155,555
Member's capital		184,126
Total liabilities and member's capital	$	339,681

See accompanying notes to statement of financial condition.

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization

RCM Distributors LLC (the Company) is a single-member limited liability company, which is a registered broker/dealer with the United States Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. As a registered broker/dealer, the Company is approved to engage in the following types of business: (i) mutual fund retailer by subscription and (ii) private placement on a best-effort basis.

The Company is wholly owned by RCM Capital Management LLC (RCM or the parent), and RCM is a wholly owned subsidiary of RCM US Holdings LLC (RCM Holdings). RCM Holdings is a wholly owned subsidiary of Allianz Global Investors AG (AllianzGI), which is owned by Allianz SE, formerly Allianz AG, a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management. The Company has no significant operations and relies on RCM to support ongoing operations and meet its regulatory capital requirements.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution and non-affiliated money market funds. The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(b) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepaid expense, receivable from affiliates, payable to affiliates, and accrued expenses approximates fair value due to their short maturity.

(c) Distribution Fees

Distribution fees are recognized as the services are performed.

(d) Use of Estimates

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

RCM DISTRIBUTORS LLC
(SEC Identification No. 8-65309)

Notes to Statement of Financial Condition

December 31, 2006

(e) Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses of the Company are the responsibility of the member of the Company and are included in the tax returns of the member of the Company.

(3) Related-Party Transactions

Pursuant to an expense agreement, RCM has agreed to pay certain allocated expenses, including office space, general and administrative expense, and personnel time, on behalf of the Company. For the year ended December 31, 2006, the Company did not reimburse RCM for $50,321 in allocated expense and, consequently, these amounts have been forgiven and recorded as a noncash capital contribution by RCM. The Company has a payable of $136,156 to affiliates at December 31, 2006 that includes $5,096 for expenses paid by AllianzGI L.P., which is also indirectly owned by Allianz SE, and $131,060 for allocated expenses due to RCM.

All revenues recognized for the year ended December 31, 2006 are for distribution services provided to Allianz Hedge Fund Partners L.P., which is also indirectly owned by Allianz SE. The company receives and distribution fee equal to 30% of the management and incentive fees earned by Allianz Hedge Fund Partners L.P. for accounts that are originated by the Company. The Company has a receivable of $4,538 from affiliates at December 31, 2006 for distribution services provided to Allianz Hedge Fund Partners L.P.

(4) Net Capital

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-l) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $169,751 for regulatory purposes, which was $159,381 in excess of its required net capital of $10,370. The Company's net capital ratio was 0.92 to 1.

END